SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)(1)
CAPITAL FINANCIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

140144-10-6
(CUSIP Number)

Gordon D. Dihle Corporate Legal, LLC 12354 E. Caley Avenue, Suite 201 Centennial, CO 80111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

_______________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140144-10-6	13D/A5	Page 2 of 5

1		NAME OF REPORTING PERSON Gordon D. Dihle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
660
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.18%
14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	140144-10-6	13D/A5	Page 3 of 5

Item 1.    Security and Issuer

This constitutes Amendment No. 5 to the statement on Schedule 13D filed on behalf of Gordon D. Dihle (“Mr. Dihle” or the “Reporting Person”) filed April 9, 2012 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Capital Financial Holdings, Inc., a North Dakota corporation (the “Company” or the “Issuer”).  The Company’s principal executive offices are located at 1 Main Street North, Minot, North Dakota.  This Amendment No.5 is being filed to report that since the filing of the Statement filed April 9, 2012, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Dihle.  Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.    Identity and Background

This Statement is filed by Gordon D. Dihle (the Reporting Person).  The business address of the Reporting Person is 12354 E. Caley Avenue, Suite 201, Centennial Colorado 80111.

The Reporting Person is an attorney and principal of Corporate Legal, LLC, a law firm located at 12354 E. Caley Avenue, Suite 201, Centennial, Colorado 80111.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On January 2, 2014, the Reporting Person acquired, through his IRA Rollover Account with Charles Schwab & Co., Inc., 6 shares of the Common Stock of the Issuer in an open market transaction for an aggregate purchase price of $3,570.00.  On April 3, 2014, the Reporting Person acquired, through Dihle Chattel Trust of which he is the sole Trustee, 5 shares of the Common Stock of the Issuer in a private transaction for an aggregate purchase price of $7,500.00.  On April 7, 2014, the Reporting Person acquired, through Antelope Creek Realty & Energy Services, LLC, a pass-through entity of which he is the sole Manager, 1 share of the Common Stock of the Issuer in an open market transaction for a purchase price of $1,300.00.  On June 23, 2014, the Reporting Person acquired, through his IRA Rollover Account with Charles Schwab & Co., Inc., 1 share of Common Stock of the Issuer in an open market transaction for a purchase price of $1,845.00.  On December 4, 2014, the Reporting Person acquired, through Dihle Chattel Trust of which he is the sole Trustee, 2 shares of Common Stock of the Issuer in an open market transaction for an aggregate purchase price of $2,800.00.  On December 9, 2014, the Reporting Person acquired for his own account 16 shares of Common Stock of the Issuer in an open market transaction for an aggregate purchase price of $20,000.00.  The source of the funds for the purchase of the Common Stock was from his personal funds.

Between December 9, 2013 and December 9, 2013, the Reporting Person acquired 31 shares of Common Stock on the open market or in private transactions for an aggregate purchase price of $37,015.00.  With the completion of the acquisition of the above shares on the open market and in private transactions, the Reporting Person beneficially owns an aggregate of 660 shares of the Common Stock of the Issuer and is the largest shareholder of the Issuer.

CUSIP No.	140144-10-6	13D/A5	Page 4 of 5

The Reporting Person used personal funds to acquire all shares of the Issuer’s Common Stock reported herein acquired either on the open market or by private transactions for share prices ranging from $1,250 to $1,845 from December 9, 2013 through December 9, 2014.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock of the Issuer.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)           On the filing date of this Amendment No. 5 to Schedule 13D, the Reporting Person beneficially owned, in the aggregate 660 shares of the Common Stock of the Issuer, representing approximately 53.18% of the Issuer’s outstanding shares of Common Stock, based on 1,241 shares of Common Stock issued and outstanding as of September 30, 2014, as reported on the Issuer Form 10-Q filed November 14, 2014.

(b)           The Reporting Person directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Amendment No. 5 to Schedule 13D as being beneficially owned by him.

(c)           The Issuer effectuated a 1:10,000 reverse stock split on August 20, 2013 and all transactions are reported on a reverse-split basis.

During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer as the Trustee of the Dihle Chattel Trust U/A Dated 8/31/2005:

Date of Transaction	Number of Shares Purchased	Price Per Share	Cash Consideration
December 4, 2014	2	$ 1,400.00	$ 28,000.00

During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer:

Date of Transaction	Number of Shares Purchased	Price Per Share	Cash Consideration
December 9, 2014	16	$ 1,250.00	$ 20,000.00

All of the acquisitions of the Common Stock of the Issuer detailed above were acquired in open market transactions, except one transaction effectuated through the Dihle Chattel Trust disclosed in Item 3 above, which shares were acquired in a private transaction.

(d)           Except for the Reporting Person, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)           Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

CUSIP No.	140144-10-6	13D/A5	Page 5 of 5

Item 7.    Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 10, 2014

/s/ Gordon D. Dihle
Gordon D. Dihle